

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Via E-mail
Jackie Williams
President
AppYea, Inc.
777 Main Street, Suite 600
Fort Worth, TX 76102

> **Re: AppYea, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 26, 2013**
> **File No. 333-190999**

Dear Mr. Williams:

We have reviewed your letter dated November 26, 2013, and the above-referenced registration statement, and have the following comment. Unless otherwise noted, where we reference prior comments we are referring to our letter dated November 25, 2013.

Exhibit 23.1

1.   We note your response to prior comment 3 and the revised consent. The review report included in the filing is dated November 26, 2013 while the date of the report referenced in the consent is November 7, 2013. Please revise to include a consistent date of the review report in the consent.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Kenneth Bart, Esq.
        Bart and Associates, LLC